News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Year-end Conference Call and Webcast

March 1, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) will host its year-end conference call and webcast on Thursday, March 3 at 1pm PST (4pm EST). NovaGold’s President & CEO, Rick Van Nieuwenhuyse, will discuss the Company’s progress in 2010, upcoming milestones and long-term business plan. Elaine Sanders, NovaGold’s Vice President and CFO, will discuss the Company’s financial results from 2010 and outlook for 2011.

NovaGold will host a conference call and webcast
Thursday, March 3 at 1pm PST (4pm EST)
Toll-free 1-877-240-9772 or webcast at www.novagold.net

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227